Simpson Thacher & Bartlett

icbc tower, 35th floor 3 garden road, central hong kong

telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

October 5, 2023

Confidential and via edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ameen Hamady
Ms. Shannon Menjivar
Mr. Austin Pattan
Mr. Andrew Mew
Mr. Kibum Park
Mr. David Link

Re:	GreenTree Hospitality Group Ltd. Form 20-F for the Year Ended December 31, 2022 Filed on April 28, 2023 File No. 001-38425

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd. (the “Company”), we are submitting this letter in response to your correspondence dated September 11, 2023 (the “September 11 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 28, 2023.

In the September 11 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. On September 25, 2023, we submitted a letter on the Company’s behalf to the Staff to request an extension of the deadline for responding to October 5, 2023. The Company respectfully advises the Staff that it is still working on its responses, and given the current status of the preparation work, it will require an additional three business days from the date hereof in order to respond fully to your letter.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	ERIK P. WANG	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington,D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	October 5, 2023

The Company is therefore requesting a further extension until October 10, 2023 and expects to respond no later than that date.

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Gregory James Karns, Director, General Counsel

Yiping Yang, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Zhao Xiang Gu, Partner

Ernst & Young Hua Ming LLP